                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20649

                                  SCHEDULE 13D
          Under the Securities Exchange Act of 1934 (Amendment No. 2)

                          General Communication, Inc.
                          ---------------------------
                                (Name of Issuer)

                              Class B Common Stock
                              --------------------
                         (Title of Class of Securities)

                                  369385 20 8
                                  -----------
                                 (CUSIP Number)

                               William P. Glasgow
                           Prime II Management, Inc.
                            3000 One American Center
                              600 Congress Avenue
                              Austin, Texas 78701
                                (512) 476-7888
                          ---------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                     December 5, 1997 and February 12, 1998
                         (Date of Event Which Requires
                             Filing of this Report)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with this report [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of less than five percent of such class. See Rule 13d-7.)

Note: Six copies of this report, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The Information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 369385 20 8

1)  Name of Reporting Person:                 PRIME CABLE GROWTH PARTNERS, L.P.
    S.S. or I.R.S. Identification No. of Above Person:               74-2454047
--------------------------------------------------------------------------------

2)  Check the Appropriate Box if a Member of a Group (See Instructions)
    (a)
    (b)     [X]

--------------------------------------------------------------------------------

3)  SEC Use Only
                ---------------------------------------
--------------------------------------------------------------------------------

4)  Source of  Funds         NOT APPLICABLE   (See Item 3)

--------------------------------------------------------------------------------

5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):

    NOT APPLICABLE

--------------------------------------------------------------------------------

6)  Citizenship or Place of Organization               DELAWARE

--------------------------------------------------------------------------------

Number of Shares          (7)  Sole Voting Power            NONE
Beneficially Owned        (8)  Shared Voting Power          NONE
by Each Reporting         (9)  Sole Dispositive Power       NONE
Person With               (10) Shared Dispositive Power     NONE

--------------------------------------------------------------------------------

11) Aggregate Amount Beneficially Owned by Each Reporting Person      NONE

--------------------------------------------------------------------------------

12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares :  [  ]

--------------------------------------------------------------------------------

13) Percent of Class Requested by Amount in Row (11)        NOT APPLICABLE

--------------------------------------------------------------------------------

14) Type of Reporting Person (See Instructions)             PN
--------------------------------------------------------------------------------

CUSIP No.  369385 20 8

1)  Name of Reporting Person:                 PRIME VENTURE I HOLDING, L.P.
    S.S. or I.R.S. Identification No. of Above Person:               74-2547375
--------------------------------------------------------------------------------

2)  Check the Appropriate Box if a Member of a Group (See Instructions)
    (a)
    (b)     [X]

--------------------------------------------------------------------------------

3)  SEC Use Only
                ---------------------------------------
--------------------------------------------------------------------------------

4)  Source of  Funds         NOT APPLICABLE   (See Item 3)

--------------------------------------------------------------------------------

5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):

    NOT APPLICABLE

--------------------------------------------------------------------------------

6)  Citizenship or Place of Organization               DELAWARE

--------------------------------------------------------------------------------

Number of Shares          (7)  Sole Voting Power            NONE
Beneficially Owned        (8)  Shared Voting Power          NONE
by Each Reporting         (9)  Sole Dispositive Power       NONE
Person With               (10) Shared Dispositive Power     NONE

--------------------------------------------------------------------------------

11) Aggregate Amount Beneficially Owned by Each Reporting Person      NONE

--------------------------------------------------------------------------------

12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares :  [  ]

--------------------------------------------------------------------------------

13) Percent of Class Requested by Amount in Row (11)        NOT APPLICABLE

--------------------------------------------------------------------------------

14) Type of Reporting Person (See Instructions)             PN
--------------------------------------------------------------------------------

CUSIP No.  369385 20 8

1)  Name of Reporting Person:                 PRIME II MANAGEMENT GROUP, INC.
    S.S. or I.R.S. Identification No. of Above Person:               74-2538778
--------------------------------------------------------------------------------

2)  Check the Appropriate Box if a Member of a Group (See Instructions)
    (a)
    (b)     [X]

--------------------------------------------------------------------------------

3)  SEC Use Only
                ---------------------------------------
--------------------------------------------------------------------------------

4)  Source of  Funds         NOT APPLICABLE   (See Item 3)

--------------------------------------------------------------------------------

5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):

    NOT APPLICABLE

--------------------------------------------------------------------------------

6)  Citizenship or Place of Organization               TEXAS

--------------------------------------------------------------------------------

Number of Shares          (7)  Sole Voting Power            NONE
Beneficially Owned        (8)  Shared Voting Power          NONE
by Each Reporting         (9)  Sole Dispositive Power       NONE
Person With               (10) Shared Dispositive Power     NONE

--------------------------------------------------------------------------------

11) Aggregate Amount Beneficially Owned by Each Reporting Person      NONE

--------------------------------------------------------------------------------

12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares :  [  ]

--------------------------------------------------------------------------------

13) Percent of Class Requested by Amount in Row (11)        NOT APPLICABLE

--------------------------------------------------------------------------------

14) Type of Reporting Person (See Instructions)             CO
--------------------------------------------------------------------------------

CUSIP No.  369385 20 8

1)  Name of Reporting Person:                 PRIME VENTURE I, INC.
    S.S. or I.R.S. Identification No. of Above Person:               74-2382188
--------------------------------------------------------------------------------

2)  Check the Appropriate Box if a Member of a Group (See Instructions)
    (a)
    (b)     [X]

--------------------------------------------------------------------------------

3)  SEC Use Only
                ---------------------------------------
--------------------------------------------------------------------------------

4)  Source of  Funds         NOT APPLICABLE   (See Item 3)

--------------------------------------------------------------------------------

5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):

    NOT APPLICABLE

--------------------------------------------------------------------------------

6)  Citizenship or Place of Organization               DELAWARE

--------------------------------------------------------------------------------

Number of Shares          (7)  Sole Voting Power            NONE
Beneficially Owned        (8)  Shared Voting Power          NONE
by Each Reporting         (9)  Sole Dispositive Power       NONE
Person With               (10) Shared Dispositive Power     293,702

--------------------------------------------------------------------------------

11) Aggregate Amount Beneficially Owned by Each Reporting Person      293,702

--------------------------------------------------------------------------------

12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares :  [  ]

--------------------------------------------------------------------------------

13) Percent of Class Requested by Amount in Row (11)        Less than 1%

--------------------------------------------------------------------------------

14) Type of Reporting Person (See Instructions)             CO
--------------------------------------------------------------------------------

CUSIP No.  369385 20 8

1)  Name of Reporting Person:                 PRIME CABLE LIMITED PARTNERSHIP
    S.S. or I.R.S. Identification No. of Above Person:               74-2435712
--------------------------------------------------------------------------------

2)  Check the Appropriate Box if a Member of a Group (See Instructions)
    (a)
    (b)     [X]

--------------------------------------------------------------------------------

3)  SEC Use Only
                ---------------------------------------
--------------------------------------------------------------------------------

4)  Source of  Funds         NOT APPLICABLE   (See Item 3)

--------------------------------------------------------------------------------

5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):

    NOT APPLICABLE

--------------------------------------------------------------------------------

6)  Citizenship or Place of Organization               DELAWARE

--------------------------------------------------------------------------------

Number of Shares          (7)  Sole Voting Power            NONE
Beneficially Owned        (8)  Shared Voting Power          NONE
by Each Reporting         (9)  Sole Dispositive Power       NONE
Person With               (10) Shared Dispositive Power     NONE

--------------------------------------------------------------------------------

11) Aggregate Amount Beneficially Owned by Each Reporting Person      NONE

--------------------------------------------------------------------------------

12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares :  [  ]

--------------------------------------------------------------------------------

13) Percent of Class Requested by Amount in Row (11)        NOT APPLICABLE

--------------------------------------------------------------------------------

14) Type of Reporting Person (See Instructions)             PN
--------------------------------------------------------------------------------

CUSIP No.  369385 20 8

1)  Name of Reporting Person:                 PRIME CABLE GP, INC.
    S.S. or I.R.S. Identification No. of Above Person:               74-2518134
--------------------------------------------------------------------------------

2)  Check the Appropriate Box if a Member of a Group (See Instructions)
    (a)
    (b)     [X]

--------------------------------------------------------------------------------

3)  SEC Use Only
                ---------------------------------------
--------------------------------------------------------------------------------

4)  Source of  Funds         NOT APPLICABLE   (See Item 3)

--------------------------------------------------------------------------------

5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):

    NOT APPLICABLE

--------------------------------------------------------------------------------

6)  Citizenship or Place of Organization               DELAWARE

--------------------------------------------------------------------------------

Number of Shares          (7)  Sole Voting Power            NONE
Beneficially Owned        (8)  Shared Voting Power          NONE
by Each Reporting         (9)  Sole Dispositive Power       NONE
Person With               (10) Shared Dispositive Power     NONE

--------------------------------------------------------------------------------

11) Aggregate Amount Beneficially Owned by Each Reporting Person      NONE

--------------------------------------------------------------------------------

12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares :  [  ]

--------------------------------------------------------------------------------

13) Percent of Class Requested by Amount in Row (11)        NOT APPLICABLE

--------------------------------------------------------------------------------

14) Type of Reporting Person (See Instructions)             CO
--------------------------------------------------------------------------------

CUSIP No.  369385 20 8

1)  Name of Reporting Person:                 PRIME VENTURE II, L.P.
    S.S. or I.R.S. Identification No. of Above Person:               74-2536635
--------------------------------------------------------------------------------

2)  Check the Appropriate Box if a Member of a Group (See Instructions)
    (a)
    (b)     [X]

--------------------------------------------------------------------------------

3)  SEC Use Only
                ---------------------------------------
--------------------------------------------------------------------------------

4)  Source of  Funds         NOT APPLICABLE   (See Item 3)

--------------------------------------------------------------------------------

5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):

    NOT APPLICABLE

--------------------------------------------------------------------------------

6)  Citizenship or Place of Organization               DELAWARE

--------------------------------------------------------------------------------

Number of Shares          (7)  Sole Voting Power            NONE
Beneficially Owned        (8)  Shared Voting Power          NONE
by Each Reporting         (9)  Sole Dispositive Power       NONE
Person With               (10) Shared Dispositive Power     NONE

--------------------------------------------------------------------------------

11) Aggregate Amount Beneficially Owned by Each Reporting Person      NONE

--------------------------------------------------------------------------------

12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares :  [  ]

--------------------------------------------------------------------------------

13) Percent of Class Requested by Amount in Row (11)        NOT APPLICABLE

--------------------------------------------------------------------------------

14) Type of Reporting Person (See Instructions)             PN
--------------------------------------------------------------------------------

CUSIP No.  369385 20 8

1)  Name of Reporting Person:                 PRIME INVESTORS, L.P.
    S.S. or I.R.S. Identification No. of Above Person:               74-2536634
--------------------------------------------------------------------------------

2)  Check the Appropriate Box if a Member of a Group (See Instructions)
    (a)
    (b)     [X]

--------------------------------------------------------------------------------

3)  SEC Use Only
                ---------------------------------------
--------------------------------------------------------------------------------

4)  Source of  Funds         NOT APPLICABLE   (See Item 3)

--------------------------------------------------------------------------------

5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):

    NOT APPLICABLE

--------------------------------------------------------------------------------

6)  Citizenship or Place of Organization               DELAWARE

--------------------------------------------------------------------------------

Number of Shares          (7)  Sole Voting Power            NONE
Beneficially Owned        (8)  Shared Voting Power          NONE
by Each Reporting         (9)  Sole Dispositive Power       NONE
Person With               (10) Shared Dispositive Power     NONE

--------------------------------------------------------------------------------

11) Aggregate Amount Beneficially Owned by Each Reporting Person      NONE

--------------------------------------------------------------------------------

12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares :  [  ]

--------------------------------------------------------------------------------

13) Percent of Class Requested by Amount in Row (11)        NOT APPLICABLE

--------------------------------------------------------------------------------

14) Type of Reporting Person (See Instructions)             PN
--------------------------------------------------------------------------------

CUSIP No.  369385 20 8

1)  Name of Reporting Person:                 PRIME II MANAGEMENT, L.P.
    S.S. or I.R.S. Identification No. of Above Person:               74-2609500
--------------------------------------------------------------------------------

2)  Check the Appropriate Box if a Member of a Group (See Instructions)
    (a)
    (b)     [X]

--------------------------------------------------------------------------------

3)  SEC Use Only
                ---------------------------------------
--------------------------------------------------------------------------------

4)  Source of  Funds         NOT APPLICABLE   (See Item 3)

--------------------------------------------------------------------------------

5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):

    NOT APPLICABLE

--------------------------------------------------------------------------------

6)  Citizenship or Place of Organization               DELAWARE

--------------------------------------------------------------------------------

Number of Shares          (7)  Sole Voting Power            NONE
Beneficially Owned        (8)  Shared Voting Power          171,783
by Each Reporting         (9)  Sole Dispositive Power       NONE
Person With               (10) Shared Dispositive Power     171,783

--------------------------------------------------------------------------------

11) Aggregate Amount Beneficially Owned by Each Reporting Person      171,783

--------------------------------------------------------------------------------

12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares :  [  ]

--------------------------------------------------------------------------------

13) Percent of Class Requested by Amount in Row (11)        Less than 1%

--------------------------------------------------------------------------------

14) Type of Reporting Person (See Instructions)             PN
--------------------------------------------------------------------------------

CUSIP No.  369385 20 8

1)  Name of Reporting Person:                 PRIME II MANAGEMENT, INC.
    S.S. or I.R.S. Identification No. of Above Person:               74-2351797
--------------------------------------------------------------------------------

2)  Check the Appropriate Box if a Member of a Group (See Instructions)
    (a)
    (b)     [X]

--------------------------------------------------------------------------------

3)  SEC Use Only
                ---------------------------------------
--------------------------------------------------------------------------------

4)  Source of  Funds         NOT APPLICABLE   (See Item 3)

--------------------------------------------------------------------------------

5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):

    NOT APPLICABLE

--------------------------------------------------------------------------------

6)  Citizenship or Place of Organization               DELAWARE

--------------------------------------------------------------------------------

Number of Shares          (7)  Sole Voting Power            NONE
Beneficially Owned        (8)  Shared Voting Power          171,783
by Each Reporting         (9)  Sole Dispositive Power       NONE
Person With               (10) Shared Dispositive Power     171,783

--------------------------------------------------------------------------------

11) Aggregate Amount Beneficially Owned by Each Reporting Person      171,783

--------------------------------------------------------------------------------

12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares :  [  ]

--------------------------------------------------------------------------------

13) Percent of Class Requested by Amount in Row (11)        Less than 1%

--------------------------------------------------------------------------------

14) Type of Reporting Person (See Instructions)             CO
--------------------------------------------------------------------------------

ITEM 1.  SECURITY AND ISSUER

         This Statement on Schedule 13D relates to the Class B Common Stock, no par value (the "Class B Common Stock") of General Communication, Inc. (the "Company"), which, to the best knowledge of the reporting persons jointly filing this Statement, has its principal executive office at 2550 Denali Street, Suite 1000, Anchorage, Alaska 99503.

ITEM 2.  IDENTITY AND BACKGROUND

         The reporting persons jointly filing this Statement containing the information required by Schedule 13D with respect to the Class B Common Stock are Prime Cable Growth Partners, L.P., Prime Venture I Holdings, L.P., Prime II Management Group, Inc., Prime Venture I, Inc., Prime Cable Limited Partnership, Prime Cable GP, Inc., Prime Venture II, L.P., Prime Investors, L.P., Prime II Management, L.P., and Prime II Management, Inc. (collectively, the "Prime Holders" and, individually, a "Prime Holder").

         Prime Cable Growth Partners, L.P. is a Delaware limited partnership ("Prime Growth") of which Prime Venture I Holdings, L.P. and Prime Venture I, Inc. are the general partners. The principal office and principal business address of Prime Growth is 3000 One American Center, 600 Congress Avenue, Austin, Texas 78701. The principal business of Prime Growth is to invest directly and indirectly in cable television systems.

         Prime Venture I Holdings, L.P. is a Delaware limited partnership ("Prime Holdings"), of which Prime II Management Group, Inc. and Prime Venture I, Inc. are the general partners. The principal office and principal business address of Prime Holdings is 3000 One American Center, 600 Congress Avenue, Austin, Texas 78701. The principal business of Prime Holdings is to invest directly and indirectly in cable television systems.

         Prime II Management Group, Inc. is a Texas corporation ("PIIMG"). The principal office and principal business address of PIIMG is 3000 One American Center, 600 Congress Avenue, Austin, Texas 78701. The principal business of PIIMG is to act as general partner of Prime Holdings. PIIMG is controlled by its board of directors.

         Prime Venture I, Inc. is a Delaware corporation ("PVI"). The principal office and principal business address of PVI is 3000 One American Center, 600 Congress Avenue, Austin, Texas 78701. The principal business of PVI is to invest directly and indirectly in cable television systems. PVI is controlled by its board of directors.

         Prime Cable Limited Partnership is a Delaware limited partnership ("PCLP"), of which Prime Cable GP, Inc. is the general partner. The principal office and principal business address of PCLP is 3000 One American Center, 600 Congress Avenue, Austin, Texas 78701. PCLP is currently in the process of liquidating its assets and intends to dissolve.

         Prime Cable GP, Inc. is a Delaware corporation ("PCGP"). The principal office and principal business address of PCGP is 3000 One American Center, 600 Congress Avenue, Austin, Texas 78701. The principal business of PCGP is to act as general partner of PCLP. PCGP is controlled by its board of directors.

         Prime Venture II, L.P. is a Delaware limited partnership ("PVII"), of which Prime Investors, L.P. is the general partner. The principal office and principal business address of PVII is 3000 One American Center, 600 Congress Avenue, Austin, Texas 78701. The principal business of PVII is to invest directly and indirectly in cable television systems.

         Prime Investors, L.P. is a Delaware limited partnership ("Prime Investors"), of which Prime II Management, L.P. is the general partner. The principal office and principal business address of Prime Investors is 3000 One American Center, 600 Congress Avenue, Austin, Texas 78701. The principal business of Prime Investors is to act as general partner of PVII.

         Prime II Management, L.P. is a Delaware limited partnership ("PIIM"), of which Prime II Management, Inc. is the general partner. The principal office and principal business address of PIIM is 3000 One American Center, 600 Congress Avenue, Austin, Texas 78701. The principal business of PIIM is to manage and make direct and indirect investments in cable television systems.

         Prime II Management, Inc. is a Delaware corporation ("PIIMI"). The principal office and principal business address of PIIMI is 3000 One American Center, 600 Congress Avenue, Austin, Texas 78701. The principal business of PIIMI is to act as general partner in PIIM. PIIMI is controlled by its board of directors.

         During the last five years, none of the Prime Holders has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), and during the last five years, none of the Prime Holders has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as the result of which it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         Prime Holdings, Prime Growth, PCLP, PVII and PIIM (collectively, the "Prime Voting Group") were, prior to December 5, 1997, parties to the voting agreement dated October 31, 1996 (the "New Voting Agreement"), which was incorporated by reference into the Schedule 13D amended hereby. In addition to the Prime Voting Group, the other original parties to the New Voting Agreement were: Austin Ventures, L.P. ("AVLP"), William Blair Venture Partners III Limited Partnership ("Blair"), Centennial Fund III, L.P. ("CFIII"), BancBoston Capital, Inc. ("BBCI"), First Chicago Investment Corporation ("First Chicago"), Madison Dearborn Partners V ("MDP"), MCI Telecommunications Corporation ("MCI"), TCI GCI, Inc. ("TCI"), Ronald A. Duncan ("Duncan") and Robert M. Walp ("Walp") (collectively, together with the Prime Voting Group, the "Voting Group"). The Voting Agreement governs the voting of the Class B Common Stock and the Class

A Common Stock, no par value (the "Class A Common Stock") owned by the parties thereto, which originally consisted of the members of the Voting Group. The Class B Common Stock is convertible on a share-per-share basis into Class A Common Stock at any time at the option of the owner of the Class B Common Stock. As a result of the Class B Common Stock's conversion feature into Class A Common Stock, and as a result of the New Voting Agreement, the Voting Group might have been deemed to be the beneficial owner in the aggregate of more than five percent (5%) of the outstanding Class B Common Stock. Pursuant to that certain 1997 Amendment No. 1 to Voting Agreement dated as of December 5, 1997, the members of the Prime Voting Group withdrew as parties to the New Voting Agreement. TCI had previously withdrawn as a member of the Voting Group. In addition, on February 12, 1998, Prime Growth, Prime Holdings, PCLP and PVII (together, the "Original Prime Holders") distributed all of the shares of Class A Common Stock held by them to their respective partners. As a result of such withdrawal from the New Voting Agreement, no member of the Prime Voting Group holds five percent (5%) or more of the outstanding Class B Common Stock. (See
Item 5 for the discussion of the Class A Common Stock owned by the Prime
Holders.)

         Each Prime Holder states that the filing of this Statement shall not be construed as an admission that such Prime Holder is, for the purposes of
Section 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by this Statement. No Prime Holder has a pecuniary interest in shares of Class B Common Stock. (See Item 5 for the discussion of the Class A Common Stock owned by the Prime Holders.)

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

                                 NOT APPLICABLE

ITEM 4.  PURPOSE OF TRANSACTION.

                                 NOT APPLICABLE

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         (a) Pursuant to Rule 13d-3, for purposes of Section 13(d) and 13(g) of the Act, a beneficial owner of a security includes any person who, directly or indirectly, through contract, arrangement, understanding, relationship or otherwise has or shares: (1) voting power which includes the power to vote, or direct the voting of, such security; and/or (2) investment power which includes the power to dispose of, or to direct the disposition of, such security. As described in Item 2, the following direct or indirect general partners of the Original Prime Holders, who received shares of Class A Common Stock in connection with the distribution of shares of Class A Common Stock by the Original Prime Holders, may be deemed to share voting power and investment power with respect to the shares of Class A Common Stock held by them, and may thereby be deemed to be beneficial owners thereof: PIIM, PVI and PIIMI (the "New Prime Holders"). The New Prime Holders, as a group, do not own five percent (5%) or more of the outstanding shares of Class A Common Stock.

         Each Prime Holder states that the filing of this Statement shall not be construed as an admission that each such Prime Holder is, for the purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by this Statement. No Prime Holder has a pecuniary interest in shares of Class B Common Stock.

         (b) See Items 7-10 on the cover page with respect to each reporting person jointly filing this Statement.

         (c) A 1997 Amendment No. 1 to Voting Agreement was executed and delivered on or about December 30, 1997 to be effective as of December 5, 1997 by the Company, MCI, Walp, Duncan and PIIM. Pursuant to such 1997 Amendment No. 1 to Voting Agreement, the Original Prime Holders and PIIM withdrew as parties to the New Voting Agreement.

         On February 12, 1998 the Original Prime Holders distributed all of their respective shares of Class A Common Stock to their respective partners. In addition, Prime Investors, PIIMG and PCGP contemporaneously therewith distributed the shares of Class A Common Stock received by them in connection with such distribution to their respective partners and shareholders. The number of shares of Class A Common Stock so distributed is set forth below:

                                                                Number of Shares
                                                                Distributed on
                 Prime Holders                                 February 12, 1998
                 -------------                                 -----------------
         Prime Venture I Holdings, L.P.(1), (2)                   1,498,233


         Prime Cable Growth Partners, L.P.(2)                     1,731,042


         Prime Cable Limited Partnership                          1,414,398

         Prime Venture II, L.P.                                     785,778

         Prime Investors, L.P.(3)                                     7,858


         Prime II Management, Group, Inc.(4)                        406,236


         Prime Cable GP, Inc.(5)                                     14,144

         (d) No person other than the New Prime Holders has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities reported herein.

         (e) As a result of the transactions described in Items 2 and 5(c) above, on February 12, 1998, the Prime Holders ceased to be deemed to be beneficial owners of more than five percent (5%) of the Class B Common Stock. As a consequence, the Prime Holders are no longer subject to the filing requirements of Rule 13d.





------------------

         (1) Includes shares received in its capacity as a partner of Prime Cable Growth Partners, L.P.

         (2) Includes shares received in its capacity as a partner of Prime Investors, L.P.

         (3) Shares received in its capacity as a partner of Prime Venture II, L.P.

         (4) Shares received in its capacity as a general partner of Prime Venture I Holdings, L.P.

         (5) Shares received in its capacity as a partner of Prime Cable Limited Partnership

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         A 1997 Amendment No. 1 to Voting Agreement was executed and delivered as of December 5, 1997 by the Company, MCI, Walp, Duncan and PIIM. Pursuant to such 1997 Amendment No. 1 to Voting Agreement, the Original Prime Holders and PIIM withdrew as parties to the New Voting Agreement.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         A true, complete and correct copy of 1997 Amendment No. 1 to Voting Agreement dated December 5, 1997 is attached hereto as Exhibit A.

         The Joint Filing Agreement is hereby filed as Exhibit B to this Statement and incorporated by reference herein.

SIGNATURE

         After reasonable inquiry and to the best of the knowledge and belief of each of the undersigned, each of the undersigned hereby certify that the information set forth in this Statement is true, complete and correct.

Dated:   February 19, 1998.

                                    PRIME II MANAGEMENT, L.P.

                                    By:     Its General Partner

                                    Prime II Management, Inc.

                                    By: /s/ WILLIAM P. GLASGOW
                                       ---------------------------------------
                                    Name:   William P. Glasgow
                                         -------------------------------------
                                    Title:  President
                                          ------------------------------------

                                    PRIME II MANAGEMENT, INC.

                                    By: /s/ WILLIAM P. GLASGOW
                                       ---------------------------------------
                                    Name:   William P. Glasgow
                                         -------------------------------------
                                    Title:  President
                                          ------------------------------------

                                    PRIME VENTURE I HOLDINGS, L.P.

                                    By:     Its General Partners

                                    Prime Venture I, Inc.

                                    By:     /s/ WILLIAM P. GLASGOW
                                       ---------------------------------------
                                    Name:       William P. Glasgow
                                         -------------------------------------
                                    Title:      President
                                          ------------------------------------

                                          and

                                    Prime II Management Group, Inc.

                                    By:     /s/ WILLIAM P. GLASGOW
                                       ---------------------------------------
                                    Name:       William P. Glasgow
                                         -------------------------------------
                                    Title:      President
                                          ------------------------------------

                                    PRIME VENTURE I, INC.

                                    By:     /s/ WILLIAM P. GLASGOW
                                       ---------------------------------------
                                    Name:       William P. Glasgow
                                         -------------------------------------
                                    Title:      President
                                          ------------------------------------

                                    PRIME II MANAGEMENT GROUP, INC.

                                    By:     /s/ WILLIAM P. GLASGOW
                                       ---------------------------------------
                                    Name:       William P. Glasgow
                                         -------------------------------------
                                    Title:      President
                                          ------------------------------------

                                    PRIME CABLE GROWTH PARTNERS, L.P.

                                    By:     Its General Partners

                                    Prime Venture I, Inc.

                                    By: /s/ WILLIAM P. GLASGOW
                                       ---------------------------------------
                                    Name: WILLIAM P. GLASGOW
                                         -------------------------------------
                                    Title: President
                                          ------------------------------------

                                          and

                                    Prime Venture I Holdings, L.P.

                                    By:     Its General Partners

                                            Prime Venture I, Inc.

                                            By: /s/ WILLIAM P. GLASGOW
                                               -------------------------------
                                            Name: WILLIAM P. GLASGOW
                                                 -----------------------------
                                            Title: President
                                                  ----------------------------

                                                  and

                                            Prime II Management Group, Inc.

                                            By: /s/ WILLIAM P. GLASGOW
                                               -------------------------------
                                            Name: WILLIAM P. GLASGOW
                                                 -----------------------------
                                            Title: President
                                                  ----------------------------

                                    PRIME CABLE LIMITED PARTNERSHIP

                                    By:     Its General Partner

                                    Prime Cable GP, Inc.

                                    By: /s/ WILLIAM P. GLASGOW
                                       ---------------------------------------
                                    Name:   William P. Glasgow
                                         -------------------------------------
                                    Title:  President
                                          ------------------------------------

                                    PRIME CABLE GP, INC.

                                    By: /s/ WILLIAM P. GLASGOW
                                       ---------------------------------------
                                    Name:   William P. Glasgow
                                         -------------------------------------
                                    Title:  President
                                          ------------------------------------

                                    PRIME VENTURE II, L.P.

                                    By:     Its General Partner

                                    Prime Investors, L.P.

                                            By:      Its General Partner

                                            Prime II Management, L. P.

                                            By:  /s/ WILLIAM P. GLASGOW
                                               -------------------------------
                                            Name:    William P. Glasgow
                                                 -----------------------------
                                            Title:   President
                                                  ----------------------------

                                            By:      Its General Partner

                                            Prime II Management, Inc.


                                            By:  /s/ WILLIAM P. GLASGOW
                                               -------------------------------
                                            Name:    William P. Glasgow
                                                 -----------------------------
                                            Title:   President
                                                  ----------------------------

                                    PRIME INVESTORS, L.P.

                                    By:     Its General Partner

                                    Prime II Management, L. P.

                                            By:      Its General Partner

                                            Prime II Management, Inc.

                                            By:   /s/ WILLIAM P. GLASGOW
                                               -------------------------------
                                            Name:     William P. Glasgow
                                                 -----------------------------
                                            Title:    President
                                                  ----------------------------


         The original report shall be signed by each person on whose behalf the report is filed or his authorized representative. If the report is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the report, provided, however that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the report shall be typed or printed beneath his signature hereby filed as Exhibits to this Statement and hereby incorporated by reference:

         ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).

                                   APPENDIX A
                      DIRECTORS AND EXECUTIVE OFFICERS OF
                             CERTAIN PRIME HOLDERS

                      DIRECTORS AND EXECUTIVE OFFICERS OF
                           PRIME II MANAGEMENT, INC.

      NAME                     RESIDENCE OR             PRINCIPAL OCCUPATION                     NAME AND ADDRESS
                             BUSINESS ADDRESS               OR EMPLOYMENT                     OF CORPORATION IN WHICH
                                                                                            SUCH EMPLOYMENT IS CONDUCTED
----------------------------------------------------------------------------------------------------------------------------------
Robert W. Hughes          3000 One American Center   Director and Chairman of the            Prime II Management, Inc.
                          600 Congress Avenue        Board of Prime II Management,           3000 One American Center
                          Austin, Texas 78701        Inc.                                    600 Congress Avenue
                                                                                             Austin, Texas 78701

Michael Sherwin           Mid-West Holdings          General Partner of Mid-West             Mid-West Holdings Limited Partnership
                          Limited Partnership        Holdings Limited Partnership            Corporate Ninety-Suite 370
                          Corporate Ninety-Suite 370                                         2550 Som Center Road
                          2550 Som Center Road                                               Willoughby Hills, OH 44094
                          Willoughby Hills, OH 44094

Gregory S. Marchbanks     3000 One American Center   Director and Chief Executive Officer    Prime II Management, Inc.
                          600 Congress Avenue        of Prime II Management, Inc.            3000 One American Center
                          Austin, Texas 78701                                                600 Congress Avenue
                                                                                             Austin, Texas 78701

Paul-Henri Denuit         Rue des Deux Eglises 26    Director, Coditel Invest B.V. and       Coditel Invest B.V./Coditel U.S., Inc.
                          Brussels, Belgium 1040     President,  Coditel U.S., Inc.          Rue des Deux Eglises 26
                                                                                             Brussels, Belgium 1040

Brian Greenspun           800 South Valley View Blvd. Newspaper Publisher & Editor           Las Vegas Sun, Inc.
                          Las Vegas, NV 89107        President, Las Vegas Sun, Inc.          800 South Valley View Blvd.
                                                                                             Las Vegas, NV 89107

William P. Glasgow        3000 One American Center   President, Prime II Management, Inc.    Prime II Management, Inc.
                          600 Congress Avenue                                                3000 One American Center
                          Austin, Texas 78701                                                600 Congress Avenue
                                                                                             Austin, Texas 78701

Jerry D. Lindauer         3000 One American Center   Senior Vice President                   Prime II Management, Inc.
                          600 Congress Avenue        Prime II Management, Inc.               3000 One American Center
                          Austin, Texas 78701                                                600 Congress Avenue
                                                                                             Austin, Texas 78701

Allan R. Barnes           3000 One American Center   Senior Vice President and Chief         Prime II Management, Inc.
                          600 Congress Avenue        Operating Officer, Prime II             3000 One American Center
                          Austin, Texas 78701        Management, Inc.                        600 Congress Avenue
                                                                                             Austin, Texas 78701

Daniel J. Pike            3000 One American Center   Senior Vice President                   Prime II Management, Inc.
                          600 Congress Avenue        Prime II Management, Inc.               3000 One American Center
                          Austin, Texas 78701                                                600 Congress Avenue
                                                                                             Austin, Texas 78701

To the best of each of the Reporting Person's knowledge, none of the foregoing individuals has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) in the last five years.

To the best of each of the Reporting Person's knowledge, none of the foregoing individuals has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

To the best of each of the Reporting Person's knowledge, all of the above individuals are United States citizens with the exception of #4 (Paul-Henri Denuit), who is a citizen of Belgium.

                      DIRECTORS AND EXECUTIVE OFFICERS OF
                              PRIME CABLE GP, INC.

      NAME                     RESIDENCE OR             PRINCIPAL OCCUPATION                     NAME AND ADDRESS
                             BUSINESS ADDRESS               OR EMPLOYMENT                     OF CORPORATION IN WHICH
                                                                                            SUCH EMPLOYMENT IS CONDUCTED
----------------------------------------------------------------------------------------------------------------------------------
Robert W. Hughes          3000 One American Center   Director and Chairman of                Prime II Management, Inc.
                          600 Congress Avenue        the Board of Prime II Management,       3000 One American Center
                          Austin, Texas 78701        Inc.                                    600 Congress Avenue
                                                                                             Austin, Texas 78701

Michael Sherwin           Mid-West Holdings          General Partner of Mid-West             Mid-West Holdings Limited Partnership
                          Limited Partnership        Holdings Limited Partnership            Corporate Ninety, Suite 370
                          Corporate Ninety, Suite 370                                        2550 Som Center Road
                          2550 Som Center Road                                               Willoughby Hills, OH 44094
                          Willoughby Hills, OH 44094

John H. Wilson, III       1500 Three Lincoln Center  President, U.S. Equity Corp.            U.S. Equity Corporation
                          5430 LBJ Freeway                                                   1500 Three Lincoln Center
                          Dallas, Texas 75240-2387                                           5430 LBJ Freeway
                                                                                             Dallas, Texas 75240-2387

Douglas H. Dittrick       1200 East Ridgewood Ave.   President, Douglas Communications       Douglas Communications
                          East Wing, Suite 3D        Corporation II                          Corporation II
                          Ridgewood, NJ 07450                                                1200 East Ridgewood Ave.
                                                                                             East Wing, Suite 3D
                                                                                             Ridgewood, NJ 07450

Nathan M. Avery           Galveston-Houston Co.      Chairman, President and CEO of          Galveston-Houston Company
                          P.O. Box 2207              Galveston-Houston Company               P.O. Box 2207
                          Houston, Texas 77252                                               Houston, Texas 77252

Gregory S. Marchbanks     3000 One American Center   Director and Chief Executive Officer    Prime II Management, Inc.
                          600 Congress Avenue        of Prime II Management, Inc.            3000 One American Center
                          Austin, Texas 78701                                                600 Congress Avenue
                                                                                             Austin, Texas 78701

William P. Glasgow        3000 One American Center   President, Prime II Management, Inc.    Prime II Management, Inc.
                          600 Congress Avenue                                                3000 One American Center
                          Austin, Texas 78701                                                600 Congress Avenue
                                                                                             Austin, Texas 78701

Jerry D. Lindauer         3000 One American Center   Senior Vice President                   Prime II Management, Inc.
                          600 Congress Avenue        Prime II Management, Inc.               3000 One American Center
                          Austin, Texas 78701                                                600 Congress Avenue
                                                                                             Austin, Texas 78701

Allan R. Barnes           3000 One American Center   Senior Vice President and Chief         Prime II Management, Inc.
                          600 Congress Avenue        Operating Officer, Prime II             3000 One American Center
                          Austin, Texas 78701        Management, Inc.                        600 Congress Avenue
                                                                                             Austin, Texas 78701

Daniel J. Pike            3000 One American Center   Senior Vice President                   Prime II Management, Inc.
                          600 Congress Avenue        Prime II Management, Inc.               3000 One American Center
                          Austin, Texas 78701                                                600 Congress Avenue
                                                                                             Austin, Texas 78701

To the best of each of the Reporting Person's knowledge, none of the foregoing individuals has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) in the last five years.

To the best of each of the Reporting Person's knowledge, none of the foregoing individuals has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

To the best of each of the Reporting Person's knowledge, all of the above individuals are United States citizens.

                      DIRECTORS AND EXECUTIVE OFFICERS OF
                        PRIME II MANAGEMENT GROUP, INC.

      NAME                     RESIDENCE OR             PRINCIPAL OCCUPATION                     NAME AND ADDRESS
                             BUSINESS ADDRESS               OR EMPLOYMENT                     OF CORPORATION IN WHICH
                                                                                            SUCH EMPLOYMENT IS CONDUCTED
----------------------------------------------------------------------------------------------------------------------------------
Gregory S. Marchbanks     3000 One American Center   Director and Chief Executive Officer    Prime II Management, Inc.
                          600 Congress Avenue        of Prime II Management, Inc.            3000 One American Center
                          Austin, Texas 78701                                                600 Congress Avenue
                                                                                             Austin, Texas 78701

William P. Glasgow        3000 One American Center   President, Prime II Management, Inc.    Prime II Management, Inc.
                          600 Congress Avenue                                                3000 One American Center
                          Austin, Texas 78701                                                600 Congress Avenue
                                                                                             Austin, Texas 78701

Jerry D. Lindauer         3000 One American Center   Senior Vice President                   Prime II Management, Inc.
                          600 Congress Avenue        Prime II Management, Inc.               3000 One American Center
                          Austin, Texas 78701                                                600 Congress Avenue
                                                                                             Austin, Texas 78701

Allan R. Barnes           3000 One American Center   Senior Vice President and Chief         Prime II Management, Inc.
                          600 Congress Avenue        Operating Officer, Prime II             3000 One American Center
                          Austin, Texas 78701        Management, Inc.                        600 Congress Avenue
                                                                                             Austin, Texas 78701

Daniel J. Pike            3000 One American Center   Senior Vice President,                  Prime II Management, Inc.
                          600 Congress Avenue        Prime II Management, Inc.               3000 One American Center
                          Austin, Texas 78701                                                600 Congress Avenue
                                                                                             Austin, Texas 78701



To the best of each of the Reporting Person's knowledge, none of the foregoing individuals has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) in the last five years.

To the best of each of the Reporting Person's knowledge, none of the foregoing individuals has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

To the best of each of the Reporting Person's knowledge, all of the above individuals are United States citizens.

                      DIRECTORS AND EXECUTIVE OFFICERS OF
                             PRIME VENTURE I, INC.

      NAME                     RESIDENCE OR             PRINCIPAL OCCUPATION                     NAME AND ADDRESS
                             BUSINESS ADDRESS               OR EMPLOYMENT                     OF CORPORATION IN WHICH
                                                                                            SUCH EMPLOYMENT IS CONDUCTED
----------------------------------------------------------------------------------------------------------------------------------
Robert W. Hughes          3000 One American Center   Director and Chairman of the            Prime II Management, Inc.
                          600 Congress Avenue        the Board of Prime II Management,       3000 One American Center
                          Austin, Texas 78701        Inc.                                    600 Congress Avenue
                                                                                             Austin, Texas 78701

J. Michael Bell           The Groos Bank North Bldg. Managing General Partner                Southwest Venture Partners II
                          Suite 345                  Southwest Venture Partners II           The Groos Bank North Building, Ste 345
                          16414 San Pedro Avenue                                             16414 San Pedro Avenue
                          San Antonio, Texas 78232                                           San Antonio, Texas 78232

Jack Crosby               327 Congress Avenue        Chairman of the Board and               Tescorp, Inc.
                          Suite 200                  Chief Executive Officer of              327 Congress Avenue, Ste.200
                          Austin, Texas 78701        Tescorp, Inc.                           Austin, Texas 78701

Paul-Henri Denuit         Rue des Deux Eglises 26    Director, Coditel Invest B.V. and       Coditel Invest B.V./Coditel U.S., Inc.
                          Brussels, Belgium 1040     President, Coditel U.S., Inc.           Rue des Deux Eglises 26
                                                                                             Brussels, Belgium 1040

Michael Sherwin           Mid-West Holdings          General Partner of Mid-West             Mid-West Holdings Limited Partnership
                          Limited Partnership        Holdings Limited Partnership            Corporate Ninety, Suite 370
                          Corporate Ninety, Suite 370                                        2550 Som Center Road
                          2550 Som Center Road                                               Willoughby Hills, OH 44094
                          Willoughby Hills, OH 44094

Michael J. Marocco        General Motors Bldg.       Managing Director, Sandler              Sandler Capital Management
                          767 Fifth Avenue           Capital Management                      767 Fifth Avenue
                          New York, NY 10153                                                 New York, NY 10153


Brian Greenspun           800 South Valley View Blvd. Newspaper Publisher & Editor  Las Vegas Sun, Inc.
                          Las Vegas, NV 89107        President, Las Vegas Sun, Inc.          800 South Valley View Blvd.
                                                                                             Las Vegas, NV 89107

Gregory S. Marchbanks     3000 One American Center   Director and Chief Executive Officer    Prime II Management, Inc.
                          600 Congress Avenue        of Prime II Management, Inc.            3000 One American Center
                          Austin, Texas 78701                                                600 Congress Avenue
                                                                                             Austin, Texas 78701

William P. Glasgow        3000 One American Center   President, Prime II Management, Inc.    Prime II Management, Inc.
                          600 Congress Avenue                                                3000 One American Center
                          Austin, Texas 78701                                                600 Congress Avenue
                                                                                             Austin, Texas 78701

Allan R. Barnes           3000 One American Center   Senior Vice President and Chief         Prime II Management, Inc.
                          600 Congress Avenue        Operating Officer, Prime II             3000 One American Center
                          Austin, Texas 78701        Management, Inc.                        600 Congress Avenue
                                                                                             Austin, Texas 78701

Daniel J. Pike            3000 One American Center   Senior Vice President                   Prime II Management, Inc.
                          600 Congress Avenue        Prime II Management, Inc.               3000 One American Center
                          Austin, Texas 78701                                                600 Congress Avenue
                                                                                             Austin, Texas 78701

To the best of each of the Reporting Person's knowledge, none of the foregoing individuals has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) in the last five years.

To the best of each of the Reporting Person's knowledge, none of the foregoing individuals has a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

To the best of each of the Reporting Person's knowledge, all of the above individuals are United States citizens with the exception of #4 (Paul-Henri Denuit), who is a citizen of Belgium.

                                   APPENDIX B

                           AGGREGATE NUMBER OF SHARES
                             WITH RESPECT TO WHICH
                     A PRIME HOLDER OF CLASS A COMMON STOCK
                HAS AN INVESTMENT POWER OR A PECUNIARY INTEREST


        Name                                   Shares of Class A Common Stock
        ----                                   ------------------------------
Prime Cable Growth Partners, L.P.                           -0-

Prime Venture I Holdings, L.P.                              -0-

Prime II Management Group, Inc.                             -0-

Prime Venture I, Inc.                                     293,702

Prime Cable Limited Partnership                             -0-

Prime Cable GP, Inc.                                        -0-

Prime Venture II, L.P.                                      -0-

Prime Investors, L.P.                                       -0-

Prime II Management, L.P.                                  29,119

Prime II Management, Inc.                                 142,664

                                   EXHIBIT A

                      Amendment No. 1 to Voting Agreement

                                   Attached.

                    1997 Amendment No. 1 to Voting Agreement


         This amendment ("Amendment") dated as of December 5, 1997 to that certain Voting Agreement ("Voting Agreement") entered into effective as of October 31, 1996 by and among Prime II Management, L.P. ("Prime"), as the designated agent for the parties named on Annex 1 attached thereto, MCI Telecommunications Corporation, Ronald A. Duncan, Robert M. Walp, and TCI GCI, Inc. Terms used herein and not otherwise defined shall have the meanings ascribed to them in the Voting Agreement.

Background: The Prime Sellers became stockholders of GCI on October 31, 1996 (the "Acquisition Date"), and GCI had agreed to file and keep effective a registration statement for a period of two years after the Acquisition Date with respect to the Shares owned by the Prime Sellers. GCI has not maintained the effectiveness of such registration statement, and in lieu of the registration of such Shares by GCI at this time, GCI and the parties hereto who currently are Parties (the "Current Parties") to the Voting Agreement, have agreed to the withdrawal of Prime and the Prime Sellers as Parties to the Voting Agreement, all on the terms and conditions set forth herein.

         The Current Parties have also agreed to the withdrawal of TCI GCI as a Party to the Voting Agreement in that it has sold all of the 590,043 shares of common stock of the Company which constituted the portion of the Shares which TCI GCI held at the time of execution of the Voting Agreement.

         The Current Parties consist of the following:

               (1)  MCI Telecommunications Corporation;
               (2)  Ronald A. Duncan; and
               (3)  Robert M. Walp

         In consideration of the mutual covenants and conditions contained in this Amendment, the Current Parties agree as follows:

         1.(a) Clause (1) of Section 1 of the Voting Agreement, which states the number of Shares held by Prime (i.e., owned by the Prime Sellers) that are subject to the Voting Agreement, is hereby deleted, and the Shares shown as having been held by Prime and owned by the Prime Sellers are hereby withdrawn from the Voting Agreement and Prime and each of the Prime Sellers hereby cease to be Parties to the Voting Agreement. Prime and Prime Sellers no longer have any rights or obligations under the Voting Agreement, except as provided in Paragraphs numbered 2 and 4 below.

         1.(b) Clause (5) of Section 1 of the Voting Agreement, which states the number of Shares held by TCI GCI that are subject to the Voting Agreement is hereby deleted, and the Shares shown as having been held by TCI GCI are hereby withdrawn from the Voting Agreement, and TCI GCI hereby ceases to be a Party to the Voting Agreement. TCI GCI no longer has any rights or obligations under the Voting Agreement.

         2.(a) Clause (C) of Section 2(a)(1) of the Voting Agreement is hereby deleted in its entirety and left intentionally blank.

         2.(b) Clause (D) of Section 2(a)(1) of the Voting Agreement is hereby amended to read in its entirety as follows: "Prime shall be entitled to recommend one Nominee for so long as that certain Management Agreement ("Prime Management Agreement") between Prime and GCI dated October 31, 1996 is in full force and effect, and not thereafter."

         2.(c) Section 2(a)(2) of the Voting Agreement is hereby deleted in its entirety and left intentionally blank.

         3. Section 2(b) of the Voting Agreement is hereby amended so as to provide that for Nominees allocated to Prime there would be only one Nominee in Class III, instead of one in Class II and one in Class III. Section 2(b) of the Voting Agreement is hereby further amended by deleting the last phrase of that section of the Voting Agreement providing for an allocation of Nominees to TCI GCI.

         4.(a) Section 5(b) of the Voting Agreement is hereby amended by deleting the subitem (4) relating to shares held by TCI GCI.

         4.(b) Section 5(d) of the Voting Agreement is hereby amended to read in its entirety as follows: "Each Party shall vote for Prime's Nominee pursuant to
Section 2(a)(1) above, for so long as the Prime Management Agreement is in effect and notwithstanding the fact that such Party ceases to be a Party under the Voting Agreement.

         5. The proviso in the second sentence of Section 6 of the Voting Agreement is hereby deleted.

         6. Section 8 of the Voting Agreement is hereby amended by deleting reference to Prime and to TCI GCI as Parties to the Voting Agreement.

         EXECUTED to be effective as of the date first above mentioned.

                                      PRIME II MANAGEMENT, L.P.
                                      BY Prime II Management, Inc.
                                      Its General Partner


                                      By:  /s/ WILLIAM P. GLASGOW
                                         --------------------------------------
                                      Its: President
                                          -------------------------------------


                                      MCI TELECOMMUNICATIONS CORPORATION


                                      By: Ronald A. Duncan
                                          -------------------------------------
                                      Its:
                                          -------------------------------------


                                      /s/ RONALD A. DUNCAN
                                      -----------------------------------------



                                      /s/ ROBERT M. WALP
                                      -----------------------------------------
                                      Robert M. Walp


                                      GENERAL COMMUNICATION, INC.


                                      By: /s/ JOHN M. LOWBER
                                          -------------------------------------
                                          John M. Lowber

                                     Its: Senior Vice President
                                          Chief Financial Officer
                                          -------------------------------------

                                   EXHIBIT B

                             JOINT FILING AGREEMENT

                    ---------------------------------------

         In accordance with Rule 13d-1(f) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing on behalf of each of them of a statement on Schedule 13D (including amendments thereto) with respect to the Class A Common Stock, no par value, of General Communication, Inc. and that this Agreement be included as an Exhibit to such joint filing.

         IN WITNESS WHEREOF, the parties hereto have duly executed this Agreement as of the 19th day of February, 1998.


                                    PRIME II MANAGEMENT, L.P.

                                    By:     Its General Partner

                                    Prime II Management, Inc.

                                    By: /s/ WILLIAM P. GLASGOW
                                       ---------------------------------------
                                    Name: William P. Glasgow
                                         -------------------------------------
                                    Title: President
                                          ------------------------------------


                                    PRIME II MANAGEMENT, INC.

                                    By: /s/ WILLIAM P. GLASGOW
                                       ---------------------------------------
                                    Name: William P. Glasgow
                                         -------------------------------------
                                    Title: President
                                          ------------------------------------


                                    PRIME VENTURE I HOLDINGS, L.P.

                                    By:     Its General Partners

                                    Prime Venture I, Inc.

                                    By: /s/ WILLIAM P. GLASGOW
                                       ---------------------------------------
                                    Name: William P. Glasgow
                                         -------------------------------------
                                    Title: President
                                          ------------------------------------

                                    and

                                    Prime II Management Group, Inc.

                                    By: /s/ WILLIAM P. GLASGOW
                                       ---------------------------------------
                                    Name: William P. Glasgow
                                         -------------------------------------
                                    Title: President
                                          ------------------------------------

                                    PRIME VENTURE I, INC.

                                    By: /s/ WILLIAM P. GLASGOW
                                       ---------------------------------------
                                    Name: William P. Glasgow
                                         -------------------------------------
                                    Title: President
                                          ------------------------------------

                                    PRIME II MANAGEMENT GROUP, INC.

                                    By: /s/ WILLIAM P. GLASGOW
                                       ---------------------------------------
                                    Name: William P. Glasgow
                                         -------------------------------------
                                    Title: President
                                          ------------------------------------

                                    PRIME CABLE GROWTH PARTNERS, L.P.

                                    By:     Its General Partners

                                    Prime Venture I, Inc.

                                    By: /s/ WILLIAM P. GLASGOW
                                       ---------------------------------------
                                    Name: William P. Glasgow
                                         -------------------------------------
                                    Title: President
                                          ------------------------------------

                                          and

                                    Prime Venture I Holdings, L.P.

                                    By:     Its General Partners

                                            Prime Venture I, Inc.

                                            By: /s/ WILLIAM P. GLASGOW
                                               -------------------------------
                                            Name: William P. Glasgow
                                                 -----------------------------
                                            Title: President
                                                  ----------------------------

                                                  and

                                            Prime II Management Group, Inc.

                                            By: /s/ WILLIAM P. GLASGOW
                                               -------------------------------
                                            Name: William P. Glasgow
                                                 -----------------------------
                                            Title: President
                                                  ----------------------------

                                    PRIME CABLE LIMITED PARTNERSHIP

                                    By:     Its General Partner

                                    Prime Cable GP, Inc.

                                    By:      /s/ WILLIAM P. GLASGOW
                                       ---------------------------------------
                                    Name:        William P. Glasgow
                                         -------------------------------------
                                    Title:       President
                                          ------------------------------------

                                    PRIME CABLE GP, INC.

                                    By:      /s/ WILLIAM P. GLASGOW
                                       ---------------------------------------
                                    Name:        William P. Glasgow
                                         -------------------------------------
                                    Title:       President
                                          ------------------------------------

                                    PRIME VENTURE II, L.P.

                                    By:     Its General Partner

                                    Prime Investors, L.P.

                                            By:      Its General Partner

                                            Prime II Management, L. P.

                                            By:      Its General Partner

                                            Prime II Management, Inc.


                                            By:   /s/ WILLIAM P. GLASGOW
                                               -------------------------------
                                            Name:     William P. Glasgow
                                                 -----------------------------
                                            Title:    President
                                                  ----------------------------


                                    PRIME INVESTORS, L.P.

                                    By:     Its General Partner

                                    Prime II Management, L. P.

                                            By:      Its General Partner

                                            Prime II Management, Inc.

                                            By:   /s/ WILLIAM P. GLASGOW
                                               -------------------------------
                                            Name:     William P. Glasgow
                                                 -----------------------------
                                            Title:    President
                                                  ----------------------------